UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5%(1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Portugal, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Comunicações, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. TMN Telecomunicações Móveis Nacionais, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. PT Móveis, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788 (1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. Identification No. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788(1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 63.5% (1)

14.	Type of Reporting Person CO

(1) Represents the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.

Schedule 13D

Item 1.                       Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), of Oi S.A. (“Oi S.A.” or the “Issuer”) (formerly known as Brasil Telecom S.A. (“Brasil Telecom”)), a corporation organized and existing under the laws of the Federative Republic of Brazil, having its principal executive office at Rua General Polidoro, n.o 99, 5th floor, Botafogo, 22280-001, Rio de Janeiro, RJ, Brazil. This Schedule 13D reflects our acquisition of an interest in Brasil Telecom in connection with the formation of the Reporting Persons’ strategic partnership with the Oi Companies consummated on March 28, 2011 and the reorganization of the Oi Companies described in Item 4 below. As used herein, the term “Oi Companies” refers, collectively, to Telemar Participações S.A. (“TmarPart”), its subsidiary Valverde Participações S.A. (“Valverde”), the Issuer, Telemar Norte Leste S.A. (“Telemar”), TmarPart’s former subsidiary Tele Norte Leste Participações S.A. (“TNL”) and TNL’s former subsidiary Coari Participações S.A. (“Coari”).

Item 2.                       Identity and Background

This Schedule 13D is being filed jointly on behalf of each of (i) Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), (ii) PT Portugal, SGPS, S.A. (“PT Portugal”), (iii) PT Comunicações, S.A. (“PT Comunicações”), (iv) TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”), (v) PT Móveis, SGPS, S.A. (“PT Móveis”), (vi) Bratel B.V. and (vii) Bratel Brasil S.A. (“Bratel Brasil” and, together with parties named in clauses (i) through (vi) above, the “Reporting Persons”). Portugal Telecom is the beneficial owner, directly and indirectly, of 100% of the share capital of each of the other Reporting Persons. The agreement between the Reporting Persons to jointly file this Schedule 13D in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit 1.

Portugal Telecom is a limited liability holding company organized under the laws of the Portuguese Republic. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

PT Portugal is a corporation organized under the laws of the Portuguese Republic. The principal executive offices of PT Portugal are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

PT Comunicações is a corporation organized under the laws of the Portuguese Republic. The principal executive offices of PT Comunicações are located at Rua Andrade Corvo, 10/14, 1069-004 Lisboa, Portugal.

TMN is a corporation organized under the laws of the Portuguese Republic. The principal executive offices of TMN are located at Avenida Alvaro Pais, 2, 1649-041 Lisboa, Portugal.

PT Móveis is a corporation organized under the laws of the Portuguese Republic. The principal executive offices of PT Móveis are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel B.V. is a private company with limited liability organized under the laws of the Kingdom of the Netherlands. The principal executive offices of Bratel B.V. are located at Naritaweg 165 Telestone 8, 1043BW Amsterdam, The Netherlands.

Schedule 13D

Bratel Brasil is a corporation organized under the laws of the Federative Republic of Brazil. The principal executive offices of Bratel Brasil are located at Rua Cubatão, n.o 320, 4o andar, Sala 03, São Paulo, SP, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 2, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration

On July 28, 2010, Portugal Telecom signed an agreement with Telefónica, S.A. for the acquisition by Telefónica, S.A. of the 50% of the capital stock of Brasilcel N.V. that Portugal Telecom owned. Brasilcel N.V. owned approximately 60% of the total share capital of Vivo Participações S.A., a company providing mobile telecommunications services in Brazil. The acquisition price of that capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010 and €1,000 million of which was paid on December 30, 2010, with the remaining €2,000 million paid on October 31, 2011. The Reporting Persons used approximately R$8.4 billion (approximately €3.7 billion) of the funds from the sale of the interest in Brasilcel N.V. to purchase the direct and indirect interests in the Oi Companies described below and to make a separate investment in CTX Participações S.A., the parent company of Contax Participações S.A. and Contax S.A., a Brazilian provider of contact services.

On July 28, 2010, Portugal Telecom also entered into a letter of intent with AG Telecom Participações S.A., or “AG Telecom,” and LF Tel S.A., or “LF Tel,” companies that are part of the controlling group of the Issuer, to establish the main terms that would serve as a framework for the negotiation of the Reporting Persons’ strategic partnership with the Oi Companies.  On January 25, 2011, Portugal Telecom and Bratel Brasil entered into agreements with (1) TmarPart, (2) AG Telecom, Luxemburgo Participações S.A. (a subsidiary of AG Telecom, that has since merged with and into AG Telecom and is referred to, together with AG Telecom, as “AG”), Andrade Gutierrez Telecomunicações Ltda. and Pasa Participações S.A., (3) La Fonte Telecom S.A. (now known as Jereissati Telecom S.A., or “Jereissati Telecom”), LF Tel and EDSP75 Participações S.A., (4) BNDES Participações S.A., (5) Fundação Atlântico de Seguridade Social, (5) PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil, (6) PETROS — Fundação Petrobrás de Seguridade Social and (7) FUNCEF — Fundação dos Economiários Federais to implement the strategic partnership with the Oi Companies.

Schedule 13D

On March 28, 2011:

•                  Bratel Brasil acquired from BNDESPar, PREVI, PETROS and FUNCEF an aggregate of 261,631,051 common shares issued by TmarPart, representing 9.6% of TmarPart’s outstanding common shares;

•                  Bratel Brasil acquired from Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. a 35% stake in each of Pasa Participações S.A. and EDSP75 Participações S.A., respectively, holding companies that own 100% of the share capital of AG Telecom and LF Tel.

•                  TmarPart increased its share capital through the issuance of 186,664,449 common shares, in which transaction (1) Bratel Brasil subscribed for an aggregate of 91,225,537 common shares issued by TmarPart, representing 3.1% of TmarPart’s outstanding common shares, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart’s outstanding common shares, (3) LF Tel subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart’s outstanding common shares, and (4) FASS subscribed for an aggregate of 21,869,930 common shares issued by TmarPart, representing 0.7% of TmarPart’s outstanding common shares, in each case according to Amendment No. 1 to the Annual Report on Form 20-F filed with the SEC by the Issuer on May 2, 2011 (the “Issuer’s 2011 20-F”);

•                  TNL increased its share capital through the issuance of 56,417,086 common shares at an issue price of R$38.55 per share and of 28,409,175 preferred shares at an issue price of R$28.27 per share. The aggregate proceeds received by TNL from this capital increase amounted to R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. subscribed for 56,061,772 common shares issued by TNL, and Bratel Brasil acquired from TmarPart an aggregate of 20,752,270 of those common shares and 28,298,549 preferred shares issued by TNL. Following this capital increase, according to the Issuer’s 2011 20-F, TmarPart owned 22.2% of TNL’s outstanding share capital, including 56.4% of its outstanding voting share capital, and Bratel Brasil owned an aggregate 10.5% of TNL’s outstanding share capital, or 11.3% of its outstanding voting share capital; and

•                  Telemar increased its share capital through the issuance of 46,969,121 common shares at an issue price of R$63.71 per share and 58,696,856 class A preferred shares at an issue price of R$50.71 per share. The aggregate proceeds received by Telemar from such capital increase amounted to R$5,969 million, of which R$4,624 million represented the subscription price for the shares issued by Telemar subscribed for by TNL. In this capital increase, TNL subscribed for 46,743,149 common shares issued by Telemar and 32,475,534 class A preferred shares issued by Telemar, and Bratel Brasil acquired those 32,475,534 class A preferred shares from TNL. Following this capital increase, TNL owned 70.4% of Telemar’s total share capital, including 98.0% of its voting share capital, and Bratel Brasil owned an aggregate of 9.4% of Telemar’s total share capital.

Schedule 13D

In light of the transactions mentioned above, prior to the Corporate Reorganization described in Item 4 below, the Reporting Persons held a 25.3% economic stake in Telemar on a consolidated basis. The Reporting Persons held this stake through (1) an indirect 35% stake in AG Telecom, (2) an indirect 35% stake in LF Tel, (3) a 12.1% indirect stake in TmarPart, (4) a 10.5% direct stake in TNL and (5) a direct 9.4% stake in Telemar. Prior to the Corporate Reorganization, Telemar owned 100% of the outstanding shares of Coari. TNL owned 98.0% of the common shares and 47.9% of the preferred shares of Telemar, representing 70.4% of the total share capital of Telemar.  TmarPart owned 21.8% of the total share capital of TNL (22.2% of the outstanding share capital, without counting treasury shares), including 55.5% of the total common shares of TNL, and directly owned 3.8% of the total share capital of Telemar, including 6.9% of the total preferred shares of Telemar.

As of April 26, 2011, Coari, in turn, owned 161,990,002, or 79.6%, of Brasil Telecom’s Common Shares, 128,675,049, or 32.2%, of Brasil Telecom’s preferred shares and 290,665,051, or 48.2%, of Brasil Telecom’s total share capital, according to the Issuer’s 2011 20-F. As reported in the Issuer’s 2011 20-F, as of April 26, 2011, the Issuer had 203,423,176 issued Common Shares and 399,597,370 issued preferred shares, including 13,231,556 preferred shares held in treasury.

In connection with the Corporate Reorganization described in Item 4 below, Oi S.A. issued 395,585,453 new ordinary shares and 798,480,405 preferred shares. As of April 25, 2012, according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 27, 2012 (the “Issuer’s 2012 20-F”), Oi S.A. had 599,008,629 total issued Common Shares and 1,198,077,775 total issued preferred shares, all without par value. The Reporting Persons’ economic position in Oi S.A., direct and indirect, is 23.27%. See Items 4 and 5 for more information.

Item 4.                       Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Strategic Partnership with the Oi Companies

The purpose of the Reporting Persons’ strategic partnership with the Oi Companies, including the Reporting Persons’ investment in the Issuer, is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, diversifying the services provided to their customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to their corporate and individual customers, while creating and adding value for their shareholders.

In connection with this strategic partnership, it was contemplated that the Oi Companies would use part of the proceeds received from share capital increases to acquire up to 10% of the outstanding ordinary shares of Portugal Telecom. On April 28, 2011, TmarPart, TNL and Telemar jointly filed a Statement on Schedule 13D (the “April 2011 Schedule 13D”) to report

Schedule 13D

that Telemar had acquired 62,755,860 ordinary shares of Portugal Telecom, representing 7.0% of Portugal Telecom’s outstanding ordinary shares. As of January 23, 2012, the Oi Companies beneficially owned 64,557,566 ordinary shares of Portugal Telecom, representing 7.2% of Portugal Telecom’s outstanding ordinary shares.  On May 29, 2012, TmarPart, Oi S.A. and Telemar filed an amendment to the April 2011 Schedule 13D to report that they had acquired additional ordinary shares of Portugal Telecom in open market purchases, and now beneficially own 89,651,205 ordinary shares of Portugal Telecom, representing 10.0% of Portugal Telecom’s total ordinary shares.

Also in connection with the formation this partnership, Portugal Telecom and Bratel Brasil have entered into various shareholders’ agreements with the Oi Companies’ current shareholders in order to regulate corporate governance practices within the Oi Companies, establish the rules, procedures and quorums for the approval of certain matters by the Oi Companies’ boards of directors, boards of executive officers and within the Oi Companies’ shareholder structure, rights of first offer or first refusal in the sale of Oi Companies’ shares by its shareholders, tag-along rights and other provisions. These rights allow Portugal Telecom to play an active role in the Oi Companies’ corporate governance and are described in Item 6 of this Schedule 13D. For example, the shareholders’ agreements contemplate, among other things, (1) a lock-up period for Portugal Telecom, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom of five years with respect to their ownership interests in AG, Pasa Participações S.A., LF Tel, EDSP75 Participações S.A. and TmarPart, a right of first refusal over a non-control sale of AG Telecom and LF Tel and over any sale of TmarPart, and a right of first offer and tag-along rights in case of a control sale of AG Telecom and LF Tel and (2) the need for Portugal Telecom’s approval on certain corporate governance matters, including: (i) amendments to bylaws, (ii) mergers and acquisitions and shareholders agreements, (iii) dissolution, (iv) capital increases or reductions, (v) issuances of debt securities above a specified ratio and (vi) the annual budget and investments.

Board Representation

In connection with the strategic partnership with the Oi Companies, in April 2011, Zeinal Bava, the Chief Executive Officer of Portugal Telecom, was appointed a member of the board of directors of TmarPart, and Shakhaf Wine, an executive board member of Portugal Telecom, was appointed an alternate member of the board of directors of TmarPart.  In addition, on April 28, 2011, at TNL’s annual general shareholders meeting, Mr. Bava and Mr. Wine were elected as members of the board of directors of TNL, as Portugal Telecom had announced on April 6, 2011.

On April 18, 2012, following the Corporate Reorganization described below, Mr. Bava and Mr. Wine were elected as members of the board of directors of Oi S.A.

In addition, on April 6, 2011, Otávio Marques de Azevedo, the Chairman of TmarPart and then a member of the board of directors of TNL, and Pedro Jereissati, Chief Executive Officer, Investor Relations Officer and a member of the board of directors of TmarPart, were appointed to the board of directors of Portugal Telecom, and their appointment was ratified at the general meeting of shareholders of Portugal Telecom held on May 6, 2011.

Schedule 13D

Reorganization of the Oi Companies

Based solely on the information provided by the Statement on Schedule 13D filed on February 29, 2012 by TmarPart, Valverde and TNL with respect to the Issuer (the “TmarPart Schedule 13D”), on April 5, 2011, TmarPart began internal discussions regarding a new proposal to simplify the corporate structure of the Oi Companies. TmarPart engaged financial advisors and legal advisors during April 2011 to assist them in evaluating potential alternative corporate structures. These internal discussions continued during April and May 2011, becoming more frequent during May 2011. During April and May 2011, TNL and its subsidiaries provided information regarding the operations and financial condition of TNL and its subsidiaries to TmarPart to assist in evaluating such proposal.

Steps of the Corporate Reorganization

As a result of these discussions, TmarPart publicly announced a corporate reorganization (the “Corporate Reorganization”) on May 24, 2011. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

•                  a split-off and share exchange under Brazilian law in which (1) Telemar transferred the shares of Coari that Telemar owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar (other than the shares of holders who exercised their withdrawal rights with respect to such shares) would be exchanged for newly issued common and preferred shares of Coari upon the termination of the period for exercise of withdrawal rights, and (4) Coari retained the Telemar shares exchanged for Coari shares, and as a result, Telemar became a wholly-owned subsidiary of Coari;

•                  the merger of Coari into Brasil Telecom, resulting in Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom; and

•                  the merger of TNL into Brasil Telecom, resulting in TNL ceasing to exist.

In connection with the Corporate Reorganization, Brasil Telecom issued and distributed redeemable shares of Brasil Telecom to holders of Brasil Telecom shares prior to the mergers of Coari and TNL into Brasil Telecom and redeemed those shares for cash immediately following their issuance. In addition, Brasil Telecom was renamed Oi S.A.

As a result of these transactions, TmarPart became the direct controlling shareholder of Oi S.A.

The period for the exercise of withdrawal rights by holders of Telemar common and preferred shares and holders of TNL preferred shares expired on March 29, 2012, and the final settlement of the Corporate Reorganization occurred on April 9, 2012.

Schedule 13D

Related Share Exchange

In connection with the Corporate Reorganization, the Reporting Persons entered into certain share exchanges intended to maximize the voting control of the Issuer by TmarPart, which extended an offer to its shareholders to exchange the class A preferred shares of Telemar that it held for common shares of TNL.  Pursuant to agreements entered into on August 17, 2011 and later amended, on February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom, Andrade Gutierrez S.A., the parent of AG Telecom, and Bratel Brasil, each a shareholder of TmarPart. As part of this transaction, Bratel Brasil exchanged 20,665,465 common shares of TNL that it held for 12,372,524 class A preferred shares of Telemar held by TmarPart, and on April 26, 2012, Bratel Brasil exchanged 15,385,334 preferred shares of Oi S.A. (which it received in exchange for class A preferred shares of Telemar in the Corporate Reorganization) for 13,341,303 Common Shares held by Jereissati Telecom, Andrade Gutierrez S.A., AG Telecom and LF Tel. All these exchanges were undertaken using the same effective exchange ratios applicable in the Corporate Reorganization. We refer to these exchanges, collectively, as the “Related Share Exchange.”

Reasons for the Corporate Reorganization

The Corporate Reorganization was undertaken to:

•                  simplify the corporate structure of the Oi Companies, which was extremely complex and included three publicly-held companies with seven different classes of publicly-traded shares, and simplify the corporate governance of the Oi Companies by consolidating the shareholder bases of the Oi Companies in one public company with two classes of shares traded in Brazil and abroad;

•                  reduce operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•                  align the interests of the shareholders of the Oi Companies;

•                  enhance the liquidity of the shares of Oi S.A. (formerly Brasil Telecom); and

•                  eliminate the costs of separate listings of the shares of TNL, Telemar and Oi S.A., as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

Other Plans or Proposals

The Reporting Persons expect to engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer, which discussions may include considering one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Schedule 13D

Other than as described in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons, however, retain their rights to acquire additional Common Shares, to sell some or all of the Common Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5.

Item 5(a) and (b)

Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons

The Issuer has two outstanding classes of share capital: Common Shares and Preferred Shares, both without par value. Generally, only the Issuer’s Common Shares have voting rights. The Issuer’s Preferred Shares have voting rights only in specified circumstances.

As of April 25, 2012, according to the Issuer’s 2012 20-F, the number of total issued Common Shares is 599,008,629, which gives effect to the Corporate Reorganization. Of those shares, 84,250,952 Common Shares are held in treasury, so that the number of total issued and outstanding Common Shares is 514,757,677.

After giving effect to the Corporate Reorganization and the Related Share Exchange, as of the date hereof, the Reporting Persons may be deemed to beneficially own, directly and indirectly, 326,917,780 Common Shares, or 63.5% of the issued and outstanding Common Shares, based on the number of issued and outstanding Common Shares reported in the Issuer’s 2012 20-F. Of these Common Shares:

•                  the Reporting Persons directly owned 36,367,992 Common Shares, or 7.1% of the issued and outstanding Common Shares; and

•                  the Reporting Persons held a direct and indirect interest in TmarPart (as detailed below), which held 290,549,788 Common Shares, or 56.4% of the issued and outstanding Common Shares, of which 249,734,834 were held directly by TmarPart and 40,814,954 were held by TmarPart’s subsidiary Valverde, according to the Issuer’s 2012 20-F.

As of the date hereof, the Reporting Persons hold their interest in TmarPart as follows:

•                  the Reporting Persons directly own 352,856,588 common shares of TmarPart, or 12.1% of the total issued common shares of TmarPart (in addition to preferred shares of TmarPart, which are not reported on this Schedule 13D);

Schedule 13D

•                  the Reporting Persons own an indirect 35% stake in AG Telecom, which owns 565,880,376 common shares of TmarPart, or 19.4% of the total issued shares of TmarPart; and

•                  the Reporting Persons own an indirect 35% stake in LF Tel, which owns 565,880,372 common shares of TmarPart, or 19.4% of the total issued shares of TmarPart.

Pursuant to the shareholders’ agreements described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group that shares the power to vote and the power to dispose of all the shares of the Issuer that are beneficially owned by TmarPart. In particular, pursuant to the Global Shareholders’ Agreement (as defined in Item 6), Bratel Brasil will hold pre-meetings prior to shareholders’ and board of directors’ meetings of the material subsidiaries of TmarPart, including the Issuer, and will vote their TmarPart shares in accordance with decisions made at pre-meetings. In addition, pursuant to the Global Shareholders’ Agreement, the sale of the shares issued by the material subsidiaries of TmarPart, including the Issuer, and certain other matters must be approved by a 87.4% majority. The Reporting Persons disclaim membership in any such group and disclaim beneficial ownership of the Common Shares of the Issuer held by TmarPart, other than with respect to their proportionate interest in those shares.

All the direct and indirect interests of the Reporting Persons in the Oi Companies are held through Bratel Brasil. Each of the other Reporting Persons directly and indirectly holds 100% of the common shares of Bratel Brasil (or, in the case of Bratel B.V., holds 99% of the common shares of Bratel Brasil, with the remaining 1% of such common shares held by another subsidiary of Portugal Telecom).

According to the Schedule 13D jointly filed by Andrade Gutierrez Telecomunicações Ltda., Pasa Participações S.A. and AG Telecom Participações S.A. on February 29, 2012, as amended by Amendment No. 1 filed on May 2, 2012 (the “AG Schedule 13D”), Otávio Marques de Azevedo, the Chairman of the board of directors of TmarPart and a non-executive member of the board of directors of Portugal Telecom, held 86 Common Shares as of April 27, 2012. Mr. Marques de Azevedo disclaims beneficial ownership of any Common Shares he does not own directly.

In addition, according to the Schedule 13D jointly filed by Jereissati Telecom S.A., EDSP 75 Participações S.A. and LF Tel S.A. on February 29, 2012, as amended by Amendment No. 1 filed on May 2, 2012 (the “LF Schedule 13D”), Pedro Jereissati, the Chief Executive Officer, Investor Relations Officer, a member of the board of directors of TmarPart and a non-executive member of the board of directors of Portugal Telecom, held 7 Common Shares as of April 27, 2012.  Mr. Jereissati is also the Executive Vice President of the Jereissati Group and an executive officer of LF Tel and Jereissati Telecom. Mr. Jereissati disclaims beneficial ownership of any Common Shares he does not own directly.

The Reporting Persons disclaim beneficial ownership of any securities of the Issuer beneficially owned by such directors and executive officers.

Schedule 13D

Information as to Persons that May be Deemed to be Members of a Group with the Reporting Persons

To the extent that the Reporting Persons may be deemed to be members of a group that shares beneficial ownership of the Common Shares of Oi S.A., that group may be deemed to include each of the parties to the shareholders’ agreements described in Item 6 and the Oi Companies set forth in the table below (the “Potential Group Members”). All the persons listed in the following table are incorporated or formed in Brazil.

Further, the information in the table below is based solely on the information set forth in the Global Shareholders’ Agreement, the Pasa Shareholders’ Agreement (as defined in Item 6), the EDSP75 Shareholders’ Agreement (as defined in Item 6), the Issuer’s 2011 20-F, the Issuer’s 2012 20-F, the TmarPart Schedule 13D, the LF Schedule 13D and the AG Schedule 13D. The Reporting Persons make no representation as to the accuracy of the information set forth in such table or in the remainder of this Item 5 with respect to the Potential Group Members or as to whether any other persons may be deemed to control such persons within the meaning of the rules governing Statements on Schedule 13D.

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Parties to the Shareholders’ Agreements
AG Telecom Participações S.A.	• Principal business: together with its affiliates, managing the telecommunications business of the Andrade Gutierrez Group • Controlled by Andrade Gutierrez S.A., according to the Issuer’s 2012 20-F	Praia de Botafogo, n.° 300, sala 401 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Andrade Gutierrez Telecomunicações Ltda.

•                  Principal business: managing the telecommunications business of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

Av. do Contorno n.° 8.123, sala 5, Cidade Jardim, Belo Horizonte, MG Brazil, CEP 30110-937
Pasa Participações S.A.	• Principal business: together with its affiliates, managing the telecommunications business of the Andrade Gutierrez Group • Controlled by AG Telecom S.A., according to the Issuer’s 2012 20-F	Av. do Contorno n.° 8.123 Bairro Cidade Jardim Belo Horizonte, MG Brazil, CEP 30110-937

Schedule 13D

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Jereissati Telecom S.A.	• Principal business: managing the telecommunications business of the Jereissati Group. • A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.	Rua Angelina Maffei Vita, n.º 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
LF Tel S.A.	• Principal business: managing the telecommunications business of the Jereissati Group. • A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.	Rua Angelina Maffei Vita, n.º 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
EDSP75 Participações S.A.

•                  Principal business: together with its affiliates, managing the telecommunications business of the Jereissati Group.

•                  A subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group.

Rua Angelina Maffei Vita, n.º 200, 9th floor, São Paulo, SP Brazil, CEP 01455-070
BNDES Participações S.A. — BNDESPAR	• A wholly owned subsidiary of BNDES — Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian national development bank).	Setor Bancário Sul Edifício BNDES, C.1 Bloco J, 12° e 13° andares Brasília, DF Brazil
Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI	• A private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI.	Praia do Botafogo n.° 501, 3° e 4° andares Rio de Janeiro, RJ Brazil
Fundação Atlântico de Seguridade Social	• A private supplementary pension entity incorporated by TNL that manages pension plans for the benefit of employees of TNL and its subsidiaries.	Rua Lauro Muller, n.° 116, 18° andar, salas 1807/1808 (parte) Botafogo Rio de Janeiro, RJ Brazil
Fundação dos Economiários Federais — FUNCEF	• A private pension entity that manages pension plans for the benefit of Caixa Econômica Federal, the Brazilian Federal Economic Bank.	SCN Q. 02, Bloco A, 13° andar Edifício Corporate Financial Center Brasília, DF Brazil
Fundação Petrobras de Seguridade Social — PETROS	• A private supplementary pension entity formed by Petróleo Brasileiro S.A.	Rua do Ouvidor, n.° 98 Rio de Janeiro, RJ Brazil

Schedule 13D

Persons Who May Be Deemed to be Members of a Group with the Reporting Persons	Principal Business	Business Address
Oi Companies
Telemar Participações S.A. (TmarPart)	• Principal business: engaging in holding shares of the Issuer. • The common shares of TmarPart are owned by the parties to the Global Shareholders’ Agreement listed above and Bratel Brasil.	Praia de Botafogo, n.° 300, 11° andar, sala 1101 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Valverde Participações S.A.	• Principal business: engaging in holding shares of the Issuer.	Praia de Botafogo, n.° 300, 11° andar, sala 1101 (parte), Botafogo, Rio de Janeiro, RJ, Brazil, CEP 22250-040
Telemar Norte Leste S.A.	• Principal business: providing telecommunications services to customers in Brazil.	Rua Humberto de Campos n.° 425 — 8th Floor, Leblon, Rio de Janeiro, RJ, Brazil, CEP 22430-190

Based solely on the TmarPart Schedule 13D, the LF Schedule 13D and the AG Schedule 13D, during the last five years, none of the Potential Group Members set forth in such Schedule 13Ds has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons have no information with respect to the remaining Potential Group Members.

The Common Shares that may be deemed to be beneficially owned by each of Andrade Gutierrez Telecomunicações Ltda., Pasa Participações S.A. and AG Telecom Participações S.A., and the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of such Potential Group Members are set forth in Items 5(a) and 5(b) of the AG Schedule 13D.

Similarly, the Common Shares that may be deemed to be beneficially owned by each of Jereissati Telecom S.A., EDSP 75 Participações S.A. and LF Tel S.A., and the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of such Potential Group Members are set forth in Items 5(a) and 5(b) of the LF Schedule 13D.

Lastly, the Common Shares that may be deemed to be beneficially owned by each of TmarPart, Valverde and Telemar, and the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as

Schedule 13D

applicable, of such Potential Group Members is set forth in Items 5(a) and 5(b) of the TmarPart Schedule 13D.

Item 5(c)

The Reporting Persons engaged in the transactions described in Item 3 of this Schedule 13D in connection with entering into their strategic partnership with the Oi Companies, and the information set forth in Items 3 and 4 is hereby incorporated by reference. As described under “Reorganization of the Oi Companies—Related Share Exchange” in Item 4, on February 24, 2012, as part of the Related Share Exchange, Bratel Brasil exchanged 20,665,465 common shares of TNL that it held for 12,372,524 class A preferred shares of Telemar held by TmarPart (at an effective exchange ratio of 0.5987 class A preferred share of Telemar for each common share of TNL) in a private transaction. In addition, as part of the Related Share Exchange, on April 26, 2012, Bratel Brasil exchanged 15,385,334 preferred shares issued by Oi S.A. for 13,341,303 Common Shares (at an effective exchange ratio of 0.8671 Common Shares for each preferred share of Oi S.A.) in a private transaction. However, other than these transactions and the Corporate Reorganization, the Reporting Persons did not, during the 60 days prior to March 28, 2011, and have not, since such date, purchased or sold Common Shares of Brasil Telecom in transactions reportable under Item 5(c) of Schedule 13D.

Item 5(d)

The information set forth in Item 5(a) and (b) above is hereby incorporated by reference.  To the knowledge of the Reporting Persons, except as set forth in such Item 5(a) and (b), no one other than the Reporting Persons and the persons that may be deemed to form a group with the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of Brasil Telecom.

Item 5(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated herein by reference.

In connection with the formation of strategic partnership of Portugal Telecom with the Oi Companies, Portugal Telecom and Bratel Brasil have entered into various shareholders’ agreements with the Oi Companies’ current shareholders in order to regulate corporate governance practices within the Oi Companies, establish the rules, procedures and quorums for the approval of certain matters by the Oi Companies’ boards of directors, boards of executive officers and within the Oi Companies’ shareholder structure, rights of first offer or first refusal in the sale of Oi Companies’ shares by its shareholders, tag-along rights and other provisions. These shareholders’ agreements are described below.

Schedule 13D

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements: (1) the Shareholders’ Agreement among AG Telecom, LF Tel, Asseca Participações S.A. (“Asseca”), BNDES Participações S.A. (“BNDESPar”), Fiago Participações S.A. (“Fiago”), and Fundação Atlântico de Seguridade Social (“FASS”) as parties, with TmarPart, PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), PETROS — Fundação Petrobrás de Seguridade Social (“PETROS”), FUNCEF — Fundação dos Economiários Federais (“FUNCEF”) and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Global Shareholders’ Agreement”) and (2) the Shareholders’ Agreement among AG Telecom, LF Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Control Group Shareholders’ Agreement”).

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement.

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect the acquisition of voting shares of TmarPart by Bratel Brasil and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. These amendments were effective as of March 28, 2011. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel Brasil, as parties, with TmarPart and Portugal Telecom, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, LF Tel and FASS, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto). The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TmarPart, TNL, Telemar and Brasil Telecom and each of TmarPart’s, TNL’s and Telemar’s other subsidiaries that have annual net operating revenues

Schedule 13D

equal to or greater than R$100 million, which includes Brasil Telecom (the “Controlled Subsidiaries”):

•                  AG Telecom, LF Tel and FASS together have the right to designate a majority of the members of the board of directors of TmarPart and of each of the Controlled Subsidiaries;

•                  each increment of 7% of the voting share capital of TmarPart held by each party to the Global Shareholders’ Agreement will entitle that party to designate one member of the board of directors of TmarPart and each of the Controlled Subsidiaries and his or her alternate;

•                  in addition, so long as it holds at least 7% of the voting share capital of TmarPart, Bratel Brasil is entitled to designate one member and the respective alternate of the board of directors of TmarPart, such appointees to be designated from the directors and executive officers of Portugal Telecom;

•                  each increment of 7% of the voting share capital of TmarPart held by BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of TmarPart and of each of the Controlled Subsidiaries and his or her alternate;

•                  PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•                  Bratel Brasil, BNDESPar, PREVI, PETROS and FUNCEF will have the right to designate members of the board of directors of any other subsidiary of TmarPart subject to the conditions above; provided that AG Telecom, LF Tel and FASS have designated members to such board of directors;

•                  AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FASS, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the Controlled Subsidiaries;

•                  the chief executive officer of TNL will select the other executive officers of TNL;

•                  the chief executive officer of TNL in conjunction with the chief executive officer of each of the other Controlled Subsidiaries will select the other executive officers of that controlled subsidiary;

•                  BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the Controlled Subsidiaries;

•                  AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FASS, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of TNL and the other Controlled Subsidiaries and will vote their TmarPart shares and

Schedule 13D

instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings; and

•                  the approval of certain matters are subject to the supermajority vote of the shareholders (for instance, among other things, approval of changes to the bylaws of TmarPart or to the bylaws of any of its material subsidiaries, approval of donation policies, approval of investments of any kind not specifically foreseen in the budgets in excess of R$50 million and certain other matters are subject to a 75% majority; approval of, and amendments to, the annual budget of TmarPart and its material subsidiaries, capital reduction or increases, the issue of securities, proposals to pay or distribute dividends or interest on shareholders’ equity in amounts below 25% of the net income, selection of auditors and certain other matters are subject to a 77% majority; and the sale or creation of any liens on the shares issued by the material subsidiaries, the issue of convertible securities, the adoption of any procedure that would cause TmarPart to lose control of the material subsidiaries, any merger or spin off transaction involving TmarPart or any of its material subsidiaries and certain other matters are subject to a 87.4% majority.

Under the Global Shareholders’ Agreement, each of the shareholders party to it has agreed:

•                  not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders’ agreement entered into among Bratel Brasil, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom S.A.;

•                  not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders’ agreement entered into among Bratel Brasil, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

•                  to grant a right of first refusal and tag-along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG Telecom and LF Tel, (ii) any sale of TmarPart shares among PREVI, PETROS and FUNCEP is not subject to the right of first refusal and (iii) PREVI, PETROS and FUNCEF must grant the right of first refusal for their TmarPart shares to BNDESPar;

•                  that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel Brasil has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel Brasil acquires control of TmarPart;

•                  to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel Brasil acquires control of AG Telecom or LF Tel;

Schedule 13D

•                  that the other shareholders have the right to purchase all of Bratel Brasil’s TmarPart shares in the event of a change of control of Portugal Telecom; and

•                  the Oi Group will use part of the proceeds received from the Reporting Persons’ investment in the Oi Group to acquire up to 10% of the outstanding shares of Portugal Telecom. See Item 3 to this Schedule 13D.

The description of the terms of the Global Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Global Shareholders’ Agreement and the amendments thereto, which are filed as Exhibits 5 and 6 to this Schedule 13D and are incorporated herein by reference.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•                  to hold pre-meetings between themselves prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

•                  that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement; and

•                  that if a party to the Control Group Shareholders’ Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders’ Agreement.

The description of the terms of the Control Group Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Control Group Shareholders’ Agreement and the amendments thereto, which are filed as Exhibits 3 and 4 to this Schedule 13D and are incorporated herein by reference.

Pasa Participações S.A. and EDSP75 Shareholders’ Agreements

Part of the structure used by the Reporting Persons in order to obtain their interest in the Oi Companies was to acquire an indirect 35% stake in AG Telecom and in LF Tel, through a direct investment in Pasa Participações S.A. (“Pasa”) and EDSP75 Participações S.A. (“EDSP75”), respectively. The Reporting Persons have a 35% direct economic stake in Pasa and the remaining 65% economic interest in the company is held by Andrade Gutierrez Telecomunicações Ltda. Likewise, the Reporting Persons have a 35% direct economic stake in

Schedule 13D

EDSP75 and the remaining 65% economic interest in the company is held by Jereissati Telecom S.A. AG Telecom is wholly owned by Pasa, and LF Tel is wholly owned by EDSP75.

In connection with the investments in Pasa and EDSP75, on January 25, 2011, the Reporting Persons entered into two shareholders’ agreements, one with Andrade Gutierrez Telecomunicações Ltda. (in relation to Pasa Participações S.A.) (the “Pasa Shareholders’ Agreement”) and another with Jereissati Telecom S.A. (in relation to EDSP75 Participações S.A.) (the “EDPS75 Shareholders’ Agreement”). The initial terms of these shareholders’ agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties.

These shareholders’ agreements are intended to coordinate the corporate governance of Pasa and EDSP75 and streamline the decision-making process between the Reporting Persons, Andrade Gutierrez Telecomunicações Ltda., Jereissati Participações S.A. and Portugal Telecom in connection with the Reporting Persons’ investments in the Oi Companies. These shareholders’ agreements provide that, among other things:

•                  pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement; and

•                  approval of certain matters are subject supermajority vote of the shareholders, including:

•                  approval of, and amendments to, the annual budget of Pasa, EDSP75, AG Telecom and LF Tel are subject to an 83% majority vote;

•                  the entering by Pasa, EDSP75, AG Telecom or LF Tel into any loan agreements in excess of R$50 million, or the entering into any agreement imposing a pecuniary obligation on Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, or the granting of any guarantees by Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, are subject to a 90% majority vote; and

•                  any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by Pasa, EDSP75, AG Telecom or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders’ Agreement (defined as a “material decision” under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement, among other matters, are subject to the unanimous vote of the shareholders.

In addition, as long as the Reporting Persons hold at least 17% of the voting and total share capital of each of Pasa and EDSP75, the Reporting Persons have the right to appoint one member to the board of executive officers of each of these companies. On the other hand, reduction in Bratel Brasil’s interest in Pasa or EDSP75 may change some of its rights under these

Schedule 13D

agreements and in connection with the Global Shareholders’ Agreement. For example, should Bratel Brasil’s interest in Pasa or EDSP75 be reduced to less than 20.5% of the voting share capital of either of these companies, approval of certain “material decisions,” as defined in the preceding paragraph, subject to a 75% majority vote under the Global Shareholders’ Agreement (for instance, approval of changes to the bylaws of TmarPart) would no longer require Bratel Brasil’s consent.

These shareholders’ agreements also contemplate:

•                  rights of first offer to the shareholders with respect to the transfer of the shares issued by Pasa and EDSP75;

•                  tag-along rights for the benefit of Portugal Telecom in case of the sale of Pasa and EDSP75 shares by AGT or Jereissati Telecom, as the case may be;

•                  a general restriction on the sale of the shares issued by Pasa and EDSP75 by Andrade Gutierrez Telecomunicações or Jereissati Telecom, as the case may be, to competitors of Portugal Telecom; and

•                  a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom in the exercise of their preemptive rights under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement in case Portugal Telecom or one of its subsidiaries sells its shares in Pasa and/or EDSP75.

The description of the terms of the EDSP75 Shareholders’ Agreement and the Pasa Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement, which are filed as Exhibits 7 and 8, respectively, to this Schedule 13D and are incorporated herein by reference.

Schedule 13D

Item 7.           Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of June 13, 2012, by and between the Reporting Persons.

2.	Directors and Executive Officers of the Reporting Persons.

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 1 to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Zeinal Bava
		Name:	Zeinal Bava
		Title:	Chief Executive Officer

	By:	/s/ Luis Pacheco de Melo
		Name:	Luis Pacheco de Melo
		Title:	Chief Financial Officer

PT PORTUGAL, SGPS, S.A.

	By:	/s/ Zeinal Bava
		Name:	Zeinal Bava
		Title:	Chairman of the Board of Directors

	By:	/s/ Francisco Silva Nunes
		Name:	Francisco Silva Nunes
		Title:	Executive Member of the Board of Directors

PT COMUNICAÇÕES, S.A.

	By:	/s/ Zeinal Bava
		Name:	Zeinal Bava
		Title:	Chairman of the Board of Directors

	By:	/s/ Francisco Silva Nunes
		Name:	Francisco Silva Nunes
		Title:	Executive Member of the Board of Directors

Schedule 13D

TMN — TELECOMUNICAÇÕES MÓVEIS NACIONAIS S.A.

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chairman of the Board of Directors

By:	/s/ Francisco Silva Nunes
	Name:	Francisco Silva Nunes
	Title:	Executive Member of the Board of Directors

PT MÓVEIS, SGPS, S.A.

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chairman of the Board of Directors

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Executive Member of the Board of Directors

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

BRATEL BRASIL S.A.

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director

By:	/s/ Anna Laura Baraf Svartman
	Name:	Anna Laura Baraf Svartman
	Title:	Director